June 13, 2011

VIA FEDEX AND FACSIMILE

Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Sands Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-32373

Dear Mr. Woody:

I am writing in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter, dated June 6, 2011 (the “Comment Letter”), regarding the above-referenced Form 10-K filed by Las Vegas Sands Corp. (the “Company”) for the fiscal year ended December 31, 2010.

Set forth below are the comments of the Staff conveyed in the Comment Letter and the Company’s responses thereto.  The information below is based on information available at the date of this letter.  Any requested clarification or revisions to disclosure to be included in the Company’s future filings will be updated as necessary at the time of any such filing.

Form 10-K

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Critical Accounting Policies and Estimates

Property and Equipment, page 67

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1.
We note your response to our prior comment two. Please confirm for us that you will disclose the amount of capitalize internal costs in your future interim and annual periodic filings, as you have in your response to us.

In response to the Staff’s comment, the Company confirms that it will disclose the amount of capitalized internal costs as part of the “Property and Equipment” footnote within the Company’s financial statements included in future quarterly and annual filings similar to the following:

During the years ended December 31, 2010 and 2009, the Company capitalized approximately $60 million and $55 million, respectively, of internal costs, consisting primarily of compensation expense for individuals directly involved with the development and construction of property and equipment.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revision, page 89

2.
We note your response to our prior comment three.  Please tell us your basis in U.S. GAAP for your determination of the accounting treatment of the conversion of $582 million of convertible notes into shares by SCL and your issuance of another $2.2 billion in shares by SCL.

As we discussed, in response to the Staff’s comment, the Company’s response will address the underlying reason for and the basis under U.S. GAAP to support the revision. The Sands China Ltd. (“SCL”) transaction was comprised of the following transactions:

1.	Venetian Venture Development Intermediate (II) (“VVDI (II)”), SCL’s direct parent, sold shares to the public and received net proceeds of $760.4 million;
2.	SCL issued shares directly to the public and received net proceeds of $1.63 billion; and
3.	SCL issued shares to third parties to settle the convertible notes issued by VVDI (II).

ASC 810-10-55-4 Case A and ASC 810-10-55-4 Case B show examples of how changes in ownership should be reflected in the calculation of Noncontrolling Interest (“NCI”). The Company incorrectly applied only the 810-10-55-4 Case A example to all three of the above transactions. ASC 810-10-55-4 Case B should have been applied to transactions 2 and 3 above because these transactions involved the issuance of shares by a subsidiary (SCL). The following table shows the Company’s initial and revised NCI calculations:

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Initial NCI Recorded for SCL IPO Transaction
SCL Equity balance at IPO date	$1,501,467,513

% of SCL shares sold by VVDI (II) and issued by SCL to the public as part of IPO transaction	29.7%

NCI recorded for SCL IPO transaction	$445,904,931

Revised NCI to be Recorded for SCL IPO Transaction
SCL Equity balance at IPO date	$1,501,467,513

Net proceeds received by SCL for issuance of shares to public	1,626,015,946

Cash received by SCL from convertible notes issued by VVDI (II), settled as part of IPO transaction	582,000,000
SCL Equity balance immediately following IPO transaction	3,709,483,459

% of SCL shares sold by VVDI (II) and issued by SCL to the public as part of IPO transaction	29.7%

Revised NCI to be recorded for SCL IPO transaction	$1,101,640,197

Revision recorded in Q1 2010	$655,735,265

The $655.7 million represents the revision amount that was adjusted for and disclosed in the Company’s Form 10-K for the year ended December 31, 2010 and each of the Company’s Form 10-Q’s during 2010.

Note 14 – Commitments and Contingencies

Litigation, page 109

3.
We note your response to our prior comment four. In light of the length of time since the matter related to Richard Suen and Round Square Company was initiated, please tell us how you are unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. Please refer to ASC 450-20.

In response to the Staff’s comment, although the action was filed in 2004 and the case was tried in 2008, the judgment of the trial court was appealed by the Company to the Nevada Supreme Court. On November 17, 2010, the Nevada Supreme Court reversed the trial court judgment and remanded the case to the District Court of Clark County for a new trial. The Company is unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. Although the Company is unable at this time to determine the probability of the outcome or range of reasonably possible

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loss, it should be noted that the Company has disclosed the award granted in the initial trial, which was subsequently overturned.

4.
We note your response to our prior comment four. Your response did not address the new matters discussed in your Form 10-Q for the quarterly period ended March 31, 2011 filed on May 10, 2011. For these new matters, please tell us how you intend to revise your disclosures to comply with ASC 450-20-50.

In response to the Staff’s comment, the Company will include the following disclosures in its future filings as required by ASC 450-20-50 for the new legal matters discussed in the Form 10-Q for the period ended March 31, 2011, with changes underlined below:

On March 9, 2011, Benyamin Kohanim filed a shareholder derivative action (the “Kohanim action”) on behalf of the Company in the District Court of Clark County, Nevada, against Sheldon G. Adelson, Jason N. Ader, Irwin Chafetz, Charles D. Foreman, George P. Koo, Michael A. Leven, Jeffrey H. Schwartz and Irwin A. Siegel, the current members of the Board of Directors. The complaint alleges, among other things, breach of fiduciary duties in failing to properly implement, oversee and maintain internal controls to ensure compliance with the FCPA. The complaint seeks to recover for the Company unspecified damages, including restitution and disgorgement of profits, and also seeks to recover attorneys’ fees, costs and related expenses for the plaintiff. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

On April 1, 2011, Nasser Moradi, Richard Buckman, Douglas Tomlinson, and Matt Abbeduto filed a shareholder derivative action (the “Moradi action”), as amended on April 15, 2011, on behalf of the Company in the District Court, against Sheldon G. Adelson, Jason N. Ader, Irwin Chafetz, Charles D. Foreman, George P. Koo, Michael A. Leven, Jeffrey H. Schwartz and Irwin A. Siegel, the current members of the Board of Directors. The complaint raises substantially similar claims as alleged in the Kohanim action. The complaint seeks to recover for the Company unspecified damages, including exemplary damages and restitution, and also seeks to recover attorneys’ fees, costs and related expenses for the plaintiffs. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

On April 18, 2011, Ira J. Gaines, Sunshine Wire and Cable Defined Benefit Pension Plan Trust dated 1/1/92 and Peachtree Mortgage Ltd. filed a shareholder derivative action (the “Gaines action”) on behalf of the Company in the District Court of Clark County, Nevada, against Sheldon G. Adelson, Jason N. Ader, Irwin Chafetz, Charles D. Foreman, George P. Koo, Michael A. Leven, Jeffrey H. Schwartz and Irwin A. Siegel, the current members of the Board of Directors. The complaint raises substantially similar claims as alleged in the Kohanim and Moradi actions. The complaint seeks to recover for the Company unspecified damages, and also seeks to recover

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attorneys’ fees, costs and related expenses for the plaintiffs. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

On April 18, 2011, the Louisiana Municipal Police Employees Retirement System filed a shareholder derivative action (the “LAMPERS action”) on behalf of the Company in the District Court, against Sheldon G. Adelson, Jason N. Ader, Irwin Chafetz, Charles D. Foreman, George P. Koo, Michael A. Leven, Jeffrey H. Schwartz and Irwin A. Siegel, the current members of the Board of Directors, and Wing T. Chao, a former member of the Board of Directors. The complaint raises substantially similar claims as alleged in the Kohanim, Moradi and Gaines actions. The complaint seeks to recover for the Company unspecified damages, and also seeks to recover attorneys’ fees, costs and related expenses for the plaintiff. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

On April 22, 2011, John Zaremba filed a shareholder derivative action on behalf of the Company in the District Court, against Sheldon G. Adelson, Jason N. Ader, Irwin Chafetz, Charles D. Foreman, George P. Koo, Michael A. Leven, Jeffrey H. Schwartz and Irwin A. Siegel, the current members of the Board of Directors, and Wing T. Chao, a former member of the Board of Directors. The complaint raises substantially similar claims as alleged in the Kohanim, Moradi, Gaines and LAMPERS actions. The complaint seeks to recover for the Company unspecified damages, including restitution, disgorgement of profits, and injunctive relief, and also seeks to recover attorneys’ fees, costs and related expenses for the plaintiff. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

*   *   *   *   *   *   *   *

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you need additional information relating to the matters discussed in this letter, please contact the undersigned at (702) 733-5544 or Gayle M. Hyman, Senior Vice President and General Counsel, at (702) 733-5322.

Sincerely,

/s/ Kenneth J. Kay
Kenneth J. Kay
Executive Vice President and
Chief Financial Officer

cc:	Gayle M. Hyman
Senior Vice President and General Counsel